Mara Ransom

Industry Office Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

November 29, 2023

Re:	Legion M Entertainment, Inc.
Post Qualification Amendment to Offering Statement on Form 1-A
Filed November 14, 2023
File No. 024-11966

Dear Ms. Ransom:

On behalf of Legion M Entertainment, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 10:00 a.m., Eastern Time, on Monday, December 4, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Paul Scanlan

Paul Scanlan
CEO
Legion M Entertainment, Inc.